UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G A/3

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.3)

RLJ ENTERTAINMENT, INC.
_____________________________________________
(Name of Issuer)

Common Shares
__________________________
(Title of Class of Securities)

74965F104
_________________________
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74965F104		13G A/3
1		NAME OF REPORTING PERSON	Wexford Spectrum Investors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,467,377
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,467,377
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,467,377

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	10.98%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 74965F104		13G A/3
1		NAME OF REPORTING PERSON	Wexford Capital LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,467,377
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,467,377
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,467,377

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	10.98%
12		TYPE OF REPORTING PERSON	PN

CUSIP NO. 74965F104		13G A/3
1		NAME OF REPORTING PERSON	Wexford GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,467,377
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,467,377
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,467,377

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	10.98%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 74965F104		13G A/3
1		NAME OF REPORTING PERSON	Charles E. Davidson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,467,377
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,467,377
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,467,377

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	10.98%
12		TYPE OF REPORTING PERSON	IN

CUSIP NO.74965F104		13G A/3
1		NAME OF REPORTING PERSON	Joseph M. Jacobs
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,467,377
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,467,377
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,467,377

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	10.98%
12		TYPE OF REPORTING PERSON	IN

This Amendment No. 3 (this “Amendment”) modifies and supplements the 13G initially filed on October 12, 2012, as amended by Amendment No. 1 filed on February 11, 2013, as amended by Amendment No. 2 filed on February 14, 2014 (together, the “Statement”), with respect to the common stock, $0.001 par value per share (the “Common Stock”), of RLJ Entertainment, Inc., a Nevada corporation (the “Company”). Except to the extent supplemented by the information contained in this Amendment No. 3, the Statement, as amended as provided herein, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 1(b) should be deleted in its entirety and replaced with the following:

(b)	Address of Issuer’s Principal Executive Offices:
8115 Georgia Avenue, Suite 650
Silver Springs, Maryland 20910

Item 4 should be deleted in its entirety and replaced with the following:

Item 4 Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. [Information set forth below is on the basis of 13,359,086 shares of common stock issued and outstanding as of October 27, 2014, as reported in the Company’s Form 10Q filed with the Securities and Exchange Commission on November 7, 2014.]

(i) Wexford Spectrum Investors LLC
(a)	Amount beneficially owned: 1,467,377
(b)	Percent of class: 10.98%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,467,377
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,467,377

(ii) Wexford Capital LP
(a)	Amount beneficially owned: 1,467,377
(b)	Percent of class: 10.98%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,467,377
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,467,377

(iii) Wexford GP LLC
(a)	Amount beneficially owned: 1,467,377
(b)	Percent of class: 10.98%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,467,377
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,467,377

(iv) Charles E. Davidson
(a)	Amount beneficially owned: 1,467,377
(b)	Percent of class: 10.98%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,467,377
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,467,377

(v) Joseph M. Jacobs
(a)	Amount beneficially owned: 1,467,377
(b)	Percent of class: 10.98%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,467,377
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,467,377

The total shares of Common Stock reported as beneficially owned by each of Wexford Capital LP (“Wexford Capital”), Wexford GP LLC (“Wexford GP”), Charles E. Davidson (“Davidson”) and  Joseph M. Jacobs (“Jacobs”) include the shares of Common Stock reported as beneficially owned by Wexford Spectrum Investors LLC (“WSI”). Wexford Capital may, by reason of its status as manager of WSI be deemed to own beneficially the securities of which WSI possesses beneficial ownership. Wexford GP may, as the General Partner of Wexford Capital, be deemed to own beneficially the securities of which WSI possesses beneficial ownership. Each of Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the securities of which WSI possesses beneficial ownership. Each of Wexford Capital, Wexford GP, Davidson and Jacobs shares the power to vote and to dispose of the securities beneficially owned by WSI.  Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaims beneficial ownership of the securities owned by WSI and this report shall not be deemed as an admission that they are the beneficial owners of such securities except, in the case of Davidson and Jacobs, to the extent of their respective interests in each member of WSI.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2015	Company Name
WEXFORD SPECTRUM INVESTORS LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
	By:	Wexford GP LLC, its General Partner

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON